UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report of Ennis, Inc. 401(k) Plan

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Calendar Year Ended December 31, 2015

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                      to

Commissions file number 1-5807

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ennis, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ennis, Inc.

2441 Presidential Parkway

Midlothian, TX 76065

(972) 775-9801

REQUIRED INFORMATION

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2015 consists of the audited financial statements of the Ennis Inc. 401(k) Plan (the “Plan”) for the year ended December 31, 2015 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

ENNIS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Retirement Committee, Administrator, and the Participants

Ennis, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2015, in conformity with the modified cash basis of accounting described in Note 2.

The supplemental information in the accompanying schedule of assets (held at end of year) (modified cash basis) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements and underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKM Sowan Horan, LLP

June 29, 2016

Addison, Texas

ENNIS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2015 and 2014

	December 31,
	2015	2014
Assets:
Investments at fair value	$79,723,857	$75,732,190
Fully benefit-responsive investment contracts at contract value	12,566,766	11,796,721
Notes receivable from participants	3,633,477	3,453,280

Net assets available for benefits	$95,924,100	$90,982,191

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2015

Additions:
Contributions:
Employee contributions	$4,102,972
Employer matching and discretionary contributions	1,509,008
Contributions transferred in (Note 1)	8,511,970
Employee rollover contributions	414,576

Total contributions	14,538,526
Interest on notes receivable from participants	148,320
Investment income:
Dividends	73,719
Interest on guaranteed income fund	184,027
Net depreciation in fair value of investments	(1,259,096)

Total investment income (loss)	(1,001,350)

Total additions	13,685,496

Deductions:
Administrative expenses	(9,893)
Benefits paid and withdrawals	(8,733,694)

Total deductions	(8,743,587)

Net increase	4,941,909
Net assets available for benefits at beginning of year	90,982,191

Net assets available for benefits at end of year	$95,924,100

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 1 - Plan Description

The following description of the Ennis, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Ennis, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code (“IRC”).

The Plan was formed February 1, 1994 and restated in 2010 and 2015 to conform with ERISA and IRC regulations. The Plan is sponsored and administered by the Company, acting by and through the Retirement Committee. The Plan’s assets are held by the American United Life Insurance Company (“AUL”).

The Company acquired Kay Toledo Tag and Special Services Partners and their related entities in December 2014. The assets of their benefit plan of approximately $8,500,000 were transferred into the Plan in June 2015.

Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan and receive matching contributions after completing 60 days of service, as defined by the Plan.

Employees are eligible to receive discretionary profit sharing contributions, if granted, after completing 1,000 hours within their first 12 months of service.

Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (“IRS”) annual limitations. The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year. The Plan also allows rollovers of distributions from other qualified plans.

The Company makes discretionary matching contributions at a rate determined by the Plan Sponsor for certain employees not enrolled in the Pension Plan. The total matching contributions are not to exceed $2,000, 3% of the employee’s salary, or discretionary employer contributions.

Eligibility for employer contributions depends on the participant’s employment location as defined in the Plan document. The Plan automatically enrolls all newly eligible participants into the Plan at a 4% deferral rate.

In addition, each year, the Company may at its discretion, make profit sharing contributions for the plan year not to exceed certain limitations prescribed by the IRC. During 2015, the Company declared a discretionary profit sharing contribution of $229,000 on behalf of the former employees of Northstar Computer Forms, Inc. in accordance with its original plan. This contribution was contributed to the Plan in 2016. During 2015, the Company contributed $227,000 which was declared in 2014.

Participant accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 1 - Plan Description – (Continued)

Vesting

Participants are immediately vested in their salary deferrals, rollover contributions, and employer matching contributions. Profit sharing contributions vest over a 5 year graded vesting schedule as defined in the Plan document. Special vesting schedules ranging from 3 to 6 years apply to certain employees based on their location as defined in the Plan document.

Notes receivable from participants

Under provisions of the Plan, participants are allowed to borrow from their Plan accounts. The maximum amount that a participant may borrow is the lesser of (i) 50% of their total vested account balance or (ii) $50,000 less the highest loan balance outstanding. Note repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All notes are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of two outstanding notes are allowed per individual. The minimum note is $1,000 and there is a $100 set-up fee payable for each note. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.

Payment of benefits

Upon termination of service, financial hardship, retirement, or disability, the participant or their beneficiary has the option to withdrawal qualified amounts up to the participant’s vested account balance. Participants that reach the age of 70  1⁄2 are required to take a minimum distribution from their account.

Administrative expenses

Administrative expenses which are not paid by the Plan Sponsor are paid by the Plan.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates. See Note 5 for discussion of significant estimates used to measure investments.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 2 - Summary of Significant Accounting Policies – (Continued)

Investments valuation and income recognition

Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 5% increments to be invested in any of the available options.

The Plan provides for investments in a guaranteed investment contract (“GIC”) and pooled-separate accounts (including a Company stock fund). The Plan’s investments in pooled-separate accounts are valued at net asset value as a practical expedient to estimate fair value. The GIC investment is fully benefit-responsive and is stated at contract value, which is equal to principal plus accrued interest. See Note 4.

Valuation methods may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of differing methodologies or assumptions to determine the fair values of the Plan’s investments could result in different fair value measurements at the reporting dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from participants are recorded at their unpaid principal balance. Interest income is recorded on a cash basis and any related fees are recorded as administrative expenses when incurred. An allowance for credit losses is not necessary as the notes are collateralized by the participants’ account balance. Delinquent notes from participants are reclassified as distributions based upon provision of the Plan document. Participant loans are considered delinquent if any payment of principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

Benefits paid to participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan. For terminated employees with a vested account balance less than $1,000, a check will be issued to the participant.

Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. The Plan used approximately $15,000 and $300 of non-vested amounts to reduce current year employer contributions and pay administrative expenses, respectively, in the current year. See Note 3.

Subsequent events

Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 29, 2016, the date which the financial statements were issued.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 2 - Summary of Significant Accounting Policies – (Continued)

Risks and uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent accounting pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 31, 2015, and is to be applied retrospectively, with early adoption permitted.

In July 2015, the FASB released ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”). This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefit, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period dos not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively.

The Plan elected to early adopt ASU 2015-07 and the applicable parts of ASU 2015-12.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 3 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2015	2014
Net Assets:
Forfeiture account	$803	$8,790

Year Ended December 31, 2015

Changes in net assets:
Forfeitures relating to current year activities	$7,247
Forfeitures used to offset employer contributions	(15,008)
Forfeitures used to pay administrative expenses	(315)
Earnings	89

$(7,987)

Note 4 - Investments in Insurance Contracts

The Plan maintains one GIC related investment option, the AUL Fixed Account, which is a traditional investment contract. The underlying investments options of this contract are considered to be fully benefit-responsive as described in FASB ASC 946, Plan-Accounting-Defined Contribution Pension Plans, and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed by the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1%. The crediting rate is reviewed on a quarterly basis for resetting.

The determination of credited interest rates, as determined by the service provider, reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 4 - Investments in Insurance Contracts - (Continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Fixed Account does not permit AUL to terminate the agreement prior to the scheduled maturity date.

Note 5 - Fair Value Measurements

The FASB’s Accounting Standards Codification 820 “Fair Value Measurements and Disclosures” (ASC 820) establishes a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As discussed in Note 2, The Plan adopted ASU No. 2015-07 which removed the requirement to categorize and disclose investments for which fair value is measured using the NAV per share as the practical expedient within the fair value hierarchy. All of the Plan’s investments recorded at fair value of $79,723,857 and $75,732,190 at December 31, 2015 and 2014, respectively, are pooled separate accounts. The pooled separate accounts are valued, as a practical expedient, based on AUL’s Plan’s net asset value of units held by the Plan at year-end. The calculated NAV is directly related to the net asset value of the underlying investment adjusted for dividends or distributions received by AUL and the daily equivalent of any fees charged. The investments held by each pooled separate account are traded on an active market.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5 - Fair Value Measurements – (Continued)

	Fair Value			Other	Redemption
	December 31,		Redemption	Redemption	Note
Investment	2015*	2014*	Frequency	Restrictions	Period
PIMCO Total Return Pooled Separate Account (a)	4,643,067	4,731,359	Daily	None	None
Ivy Balanced Y Pooled separate Account (b)	4,971,199	4,785,522	Daily	None	None
AmCent Equity Income Pooled Separate Account (c)	4,420,388	4,460,590	Daily	None	None
Fidelity Advisor Div Stk Fd Pooled Separate Account (d)	7,950,420	8,607,204	Daily	None	None
MFS Massachusetts Inv Gr Stk Pooled Separate Account (e)	5,616,652	5,387,991	Daily	None	None
T. Rowe Price Mid-Cap Val Fd Pooled Separate Account (f)	2,548,702	2,892,963	Daily	None	None
Columbia Mid Cap Index Pooled Separate Account (g)	6,415,974	6,269,953	Daily	None	None
Goldman Sachs Sm Cap Val Pooled Separate Account (h)	2,590,973	2,360,906	Daily	None	None
BMO Small-Cap Growth Pooled Separate Account (i)	2,089,715	2,397,221	Daily	None	None
American Funds New Persp Pooled Separate Account (j)	3,936,063	3,563,041	Daily	None	None
Oppenheimer Develop Mkts Pooled Separate Account (k)	1,048,750	993,514	Daily	None	None
AmCent One Choice 2015 Pooled Separate Account (l)	—	3,258,673	Daily	None	None
AmCent One Choice 2020 Pooled Separate Account (l)	5,019,180	4,028,980	Daily	None	None
AmCent One Choice 2025 Pooled Separate Account (l)	9,485,420	7,908,093	Daily	None	None
AmCent One Choice 2030 Pooled Separate Account (l)	4,789,714	4,491,804	Daily	None	None
AmCent One Choice 2035 Pooled Separate Account (l)	5,476,266	4,767,100	Daily	None	None
AmCent One Choice 2040 Pooled Separate Account (l)	1,137,747	916,526	Daily	None	None
AmCent One Choice 2045 Pooled Separate Account (l)	1,449,811	1,239,387	Daily	None	None
AmCent One choice 2050 Pooled Separate Account (l)	713,601	610,922	Daily	None	None
AmCent One Choice 2055 Pooled Separate Account (l)	228,816	230,829	Daily	None	None
AmCent One Choice Income Pooled Separate Account (m)	3,240,139	320,125	Daily	None	None
Ennis Employer Stock Pooled Separate Account (n)	1,951,260	1,509,487	Daily	None	None

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5 – Fair Value Measurements – (Continued)

a)	The investment seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund normally invests at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. It invests primarily in investment-grade debt securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.
b)	The investment seeks to provide total return through a combination of capital appreciation and current income. The fund seeks to achieve its objective by investing in a mix of stocks, debt securities and short-term instruments, depending on market conditions. Regarding its equity investments, it invests primarily in medium to large, well-established companies that usually issue dividend-paying securities. The fund typically holds a limited number of stocks (generally 45 to 55). It invests a portion of its total assets in common stocks in seeking to provide possible appreciation of capital and some dividend income.
c)	The investment seeks current income; capital appreciation is a secondary objective. The fund invests in equity securities of companies with a favorable income-paying history that have prospects for income payments to continue or increase. The portfolio managers also look for equity securities of companies that they believe are undervalued and have the potential for an increase in price. The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection.
d)	The investment seeks capital growth. The fund normally invests at least 80% of assets in stocks. It invests primarily in common stocks. The fund invests in domestic and foreign issuers. It invests in either “growth” stocks or “value” stocks or both. The fund uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.
e)	The investment seeks capital appreciation. The fund normally invests at least 80% of the fund’s net assets in stocks. Stocks include common stocks, preferred stocks, securities convertible into stocks, and depository receipts for such securities. It focuses on investing the fund’s assets in stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies).
f)	The investment seeks to provide long-term capital appreciation. The fund will normally invest in at least 80% of its net assets (including any borrowings for investment purposes) in companies whose market capitalization (number of shares outstanding multiplied by share price) falls within the range of the companies in either the S&P MidCap 400 Index or the Russell Midcap value Index. While most assets will typically be invested in U.S. common stocks, it may invest in foreign stocks in keeping with the fund’s objectives.
g)	The investment seeks total return before fees and expenses that correspond to the total return of the Standard & Poor’s (S&P) MidCap 400 Index. The fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in common stocks that comprise the S&P MidCap 400 Index. The fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in common stocks that comprise the S&P MidCap 400 Index. In seeking to match the performance of the index, the Investment Manager attempts to allocate the fund’s assets among common stocks in approximately the same weightings as the index. It attempts to achieve at least a 95% correlation between the performance of the index and the fund’s investment results, before fees and expenses.
h)	The investment seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (“net assets”) in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index at the time of investment. Although it will invest primarily in publicly traded U.S. securities, including real estate investment trusts, it may also invest in foreign securities.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5 – Fair Value Measurements – (Continued)

i)	The investment seeks capital appreciation. The fund invests at least 80% of its assets in common stocks of small-sized U.S. companies similar in size, at the time of purchase, to those within the Russell 2000 Growth Index. The Adviser selects stocks of companies with growth characteristics, including companies with above-average earnings growth potential and companies where significant changes are taking place, such as new products, services, methods of distribution, or overall business restructuring.
j)	The investment seeks long-term growth of capital; future income is a secondary objective. The fund seeks to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships by investing in common stocks of companies located around the world. In pursuing its primary investment objective, it invests primarily in common stocks that the investment adviser believes have the potential for growth. In pursuing its secondary objective, the fund invests in common stocks of companies with the potential to pay dividends in the future.
k)	The investment seeks capital appreciation. The fund mainly invests in common stocks of issuers in developing and emerging markets throughout the world and at times it may invest up to 100% of its total assets in foreign securities. Under normal market conditions, it will invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of issuers whose principal activities are in a developing market, i.e. are in a developing market or are economically tied to a developing market country. The fund will invest in at least three developing markets.
l)	The investment seeks the highest total return consistent with its asset mix. The fund is a “fund of funds,” it invests in other American Century mutual funds (the underlying funds) that represent a variety of asset classes and investment styles. The target date in the fund name (i.e. 2015) refers to the approximate year an investor plans to retire and likely would stop making new investments in the fund.
m)	The investment seeks current income; capital appreciation is a secondary objective. The fund is a “funds of funds,” it invests in other American Century mutual funds (the underlying funds) that represent a variety of asset classes and investment styles. The fund’s target allocation for the various asset classes and underlying funds is to invest 45% of its assets in stock funds, 45% of its assets in bond funds, and 10% of its assets in money market funds. The target asset mix of One Choice in Retirement Portfolio is expected to remain fixed over time.
n)	The Ennis Employer Stock Fund provides the Plan an option to invest in the Ennis, Inc. common stock (EBF) traded on the New York Stock Exchange.

Note 6 - Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 7 - Tax Status of Plan

The Plan has obtained its latest determination letter dated March 31, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The IRS generally has the ability to examine Plan activity for up to three years.

Note 8 - Parties-in-Interest

Certain plan investments are guaranteed investment contracts and pooled separate account managed by AUL (the “Custodian”). The Custodian acts as the trustee and record keeper as defined by the Plan document, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in a Company common stock fund, and therefore, these transactions qualify as party-in-interest transactions.

Supplemental Schedule

ENNIS INC. 401 (k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

EIN: 75-0256410

Plan# G37191

December 31, 2015

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest collateral, par, or maturity value	(e) Current value
*	Guaranteed Investment Contract	AUL Fixed Account	$12,566,766
*	Company Stock Fund	Ennis Employer Stock	1,951,260
*	Pooled Separate Account	PIMCO Total Return	4,643,067
*	Pooled Separate Account	Ivy Balanced Y	4,971,199
*	Pooled Separate Account	AmCent Equity Income	4,420,388
*	Pooled Separate Account	Fidelity Advisor Div Stk Fd	7,950,420
*	Pooled Separate Account	MFS Massachusetts Inv Gr Stk	5,616,652
*	Pooled Separate Account	T. Rowe Price Mid-Cap Val Fd	2,548,702
*	Pooled Separate Account	Columbia Mid Cap Index	6,415,974
*	Pooled Separate Account	Goldman Sachs Sm Cap Val	2,590,973
*	Pooled Separate Account	BMO Small-Cap Growth	2,089,715
*	Pooled Separate Account	American Funds New Perspective	3,936,063
*	Pooled Separate Account	Oppenheimer Develop Mkts	1,048,750
*	Pooled Separate Account	AmCent One Choice 2015	—
*	Pooled Separate Account	AmCent One Choice 2020	5,019,180
*	Pooled Separate Account	AmCent One Choice 2025	9,485,420
*	Pooled Separate Account	AmCent One Choice 2030	4,789,714
*	Pooled Separate Account	AmCent One Choice 2035	5,476,266
*	Pooled Separate Account	AmCent One Choice 2040	1,137,747
*	Pooled Separate Account	AmCent One Choice 2045	1,449,811
*	Pooled Separate Account	AmCent One Choice 2050	713,601
*	Pooled Separate Account	AmCent One Choice 2055	228,816
*	Pooled Separate Account	AmCent One Choice Income	3,240,139

Total investments			$92,290,623
Notes receivable from participants		Notes receivable
		(interest rates ranging from 4.20% to 9.25%)	3,633,477

Total assets			$95,924,100

*	Indicates party-in-interest to the Plan.
(l)	Included in the AUL Fixed Account is $803 in nonparticipant-directed unallocated forfeitures. Column (d) cost is not required since all investments are directed by participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 29, 2016	/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Senior Vice President - Finance and CFO,
Treasurer, Principal Financial and
Accounting Officer
Ennis, Inc.